Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

China Metro Rural Holdings Limited Announces

Resignation of Non-Executive Director

NEW YORK, (MARKETWIRE) – December 6, 2013 – The Board of Directors of China Metro-Rural Holdings Limited (NYSE MKT: CNR) (the “Company”) today has announced that Mr. Cheng Chung Hing (“Mr. Cheng”) has tendered his resignation as member of the Board of Directors, to be effective December 5, 2013. Mr. Cheng served as Chairman of the board of directors, President and Chief Executive Officer of the Company from July 24, 2009 until August 25, 2011, June 1, 2011 and March 22, 2010 respectively. He remained as one of the directors of the Company since March 22, 2010 until his resignation.

“We are thankful for Mr. Cheng for his contributions in our overall business direction to CNR in past years as the Company has undergone a successful transformation from Man Sang Holdings Inc. to China Metro Rural and achieved profitability,” said Mr. Sam Sio, CEO and Chairman of the Board.

“CNR will continue its strategic focus on growing revenues and maintaining profitability,” said Mr. Cheng. “I am proud of our accomplishments over the past years and I am sincerely grateful for the support I have received from the Board of Directors, our customers and our employees. While I am transitioning as a shareholder only, I will remain a supporter and major shareholder of CNR.”

The Board of Directors of the Company has accepted Mr. Cheng’s resignation and Mr. Cheng confirms that he does not have any disagreement with the Board of Directors and there are no other matters related to his resignation that need to be brought to the attention of the shareholders of CNR or the United States Securities and Exchange Commission.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration and city re-development company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about them so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would” and similar expressions may identify forward-looking statements.

These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited— Investor Relations Department

Phone: (852) 2111 3815                             E-mail: ir@chinametrorural.com

www.chinametrorural.com

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